SMIC and Beijing Government Sign Cooperation Framework Document to Launch SMIC Beijing Second Phase Expansion Project

BEIJING, May 15, 2012 /PRNewswire-Asia/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, today announced the signing of a cooperation framework document between its subsidiary SMIC Beijing and the Beijing municipal government, which will lead to the establishment of a joint venture to launch SMIC Beijing’s Second Phase Expansion Project. Beijing officials attended the signing ceremony along with SMIC’s Chairman Zhang Wenyi.

SMIC Beijing was registered in 2002 in the Beijing Economic and Technological Development Area (BDA), and commenced operation in September 2004 as mainland China’s first 12-inch wafer fabrication facility (fab). It is also SMIC’s largest 12-inch wafer manufacturing base. SMIC Beijing achieved 90nm volume production in 2006, 65nm volume production in 2009, and 55nm volume production in 2011.

The SMIC Beijing second phase expansion project will be constructed with support from the Beijing municipal government. It will be located adjacent to SMIC Beijing’s current 12-inch mega-fab, and will operate at the 45/40nm and 32/28nm technology nodes. After the second phase expansion, SMIC Beijing will have a larger manufacturing base capable of producing at more advanced technology nodes and at a lower cost, thus achieving improved efficiency and economies of scale.

Beijing is a political, economic and cultural center of China, with an economic development strategy driven by innovation. The semiconductor industry is an innovation-driven high-tech industry and is a priority for the Beijing municipal government. After a decade of successful development, SMIC Beijing has accumulated considerable technology, talent, customer relationships, and operational experience. On this foundation, the Beijing government supports the further expansion and strengthening of SMIC Beijing. The SMIC Beijing Second Phase Expansion Project is an important step in the economic development and economic structure optimization of the regional economy.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

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Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets. Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

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